UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 Highlights 2Q26 Press Release • Recurring net income grows 16.2% y/y, and continuing a ten-quarter track record of consistent improvement. • Resilient revenues despite the macroeconomic outlook and controlled expenses • The loan portfolio continues to grow with moderate risk appetite and prioritizing collateralized lending with attractive returns • Non-performing loans showed a slight increase, in line with our expectations • Consistent results from our insurance business, claims ratio under control alongside a strong financial performance • Accelerated transformation to ensure the sustainability of business operations and earnings Consolidated Recurring Net Income R$7.1 bi △ 3.5% q/q △ 16.2% y/y Total Revenue R$37.6 bi △ 2.1% q/q △ 10.3% y/y Bradesco capitalized on good business opportunities, delivering its tenth straight quarter of rising net income and expanding ROAE. Our revenues have been more resilient to the macro environment and our operating expenses remain under control. Our transformation plan is making our Organization more competitive. Even with a moderate risk appetite, we have continued to see strong commercial traction. Revenues’ resilience to the macro environment reflects three main drivers: (i) diversified revenue streams, with meaningful contributions from businesses such as high income, consortia and insurance; (ii) transformation efforts increasing competitiveness; (iii) credit origination prioritizing lines with collateral and good riskadjusted returns. Our loan portfolio continued to deliver consistent growth, supported by an increasing share of secured lending. Notable growth came from collateralized working capital, private payroll-deductible loans, auto loans, wholesale agribusiness lending, securities (TVMs), and guarantees and sureties. The delinquency indicators are within our expectations. In line with the previous quarter, the Micro, Small, and Medium-sized Enterprises (MSME) segment saw an increase in over-90-day NPL, reflecting the time gap between delinquency and collateral realization on working capital operations. Short-term delinquency indicators were impacted by secured working capital lines and the seasonal nature of John Deere Bank’s operations, whose maturities are concentrated in 2Q26. For the expanded loan portfolio, the share of Stage 3 remained stable during the quarter. We increased renegotiations under the scope of the new Desenrola Brasil program, though the restructured portfolio's share of total loan book held steady. The cost of risk remained stable for the quarter. Coverage for Stage 3 transactions exceeded 100% during the first half of the year. Notwithstanding the indicators and comments above, it is well known that risks in the country have deteriorated, as the Central Bank's periodic reports on the Brazilian market have been pointing out. The interest rate, kept at an elevated level by monetary policy, has held inflation in check, but has impacted a range of companies of different sizes. The rising income commitment of households is another indicator that warrants close monitoring alongside developments in the global macroeconomic environment. The net interest income rose during the quarter. Market NII posted a solid performance despite challenging macro conditions, driven by disciplined risk management and the successful monetization of key opportunities in client derivatives and structured products. Client NII increased, reflecting higher loan volumes and spread expansion, with solid contribution from fund margin performance. Fee and commission income benefited from strong contributions from asset management, custody and brokerage services, card revenue, and consortia. Insurance operating income posted another strong performance. The industrial segment benefited from claims ratio under control and good commercial traction. The financial results showed steady growth driven by a larger asset base and more favorable yields. Operating expenses remain under control, despite investments in the transformation agenda. Personnel and administrative expenses grew below inflation, excluding PLR (profit sharing). Administrative expenses declined across footprint-related categories (e.g., transportation and facilities) while rising in technology expenditures and investments. Our efficiency ratio continues to trend downward. We stand firm in our commitment to further enhancing the Organization’s efficiency. We allocated R$4 billion in interest on capital in 2Q26, maintaining capital ratios comfortably above both regulatory requirements and our management targets. Our transformation plan is moving forward at an accelerated pace. We have become more competitive in many business lines, including M&A, DCM, the energy trading desk, structured products to corporate clients, and auto financing, making our revenue streams more resilient. For SME clients, we added new features to the app, including investment solutions and cash management initiatives that delivered additional benefits to our funding margin. In our high-income segment, we increased our funding and opened more offices. We have more than 30 million fully digital clients that are increasing efficiency in digital sales, and we continue to adjust our footprint. We continue to advance our sustainable business strategy, supporting clients in their transition to a more inclusive, resilient, low-carbon economy, while monitoring the risks and opportunities that are associated with this shift. In June, we reached 92.5% of our corporate goal of allocating R$450 billion to sectors and activities with social and environmental benefits by December 2026. Strengthening our leadership in mobilizing capital for sustainable development, we have been selected in every Eco InvestBrasil auction conducted until now. In May, we also took part in the fourth round of the program, ensuring almost 12% of the resources available, enhancing our ability to finance projects and initiatives that support the sustainable transition of the Brazilian economy. The following information provides detailed insights on our performance in 2Q26, including the results, balance sheet and key performance indicators. Total Net Interest Income △ 4.1% q/q △ 15.7% y/y Fee and Commission Income △ 1.1% q/q △ 1.7 y/y Insurance, Pension Plans and Capitalization Bonds 4.2% q/q △ 8.3% y/y Personnel + Administrative Expenses R$13.1 bi △ 4.0% q/q △ 5.0% y/y Operating Efficiency Ratio 46.5% 0.4% p.p. q/q 3.4 p.p. y/y Expanded Loan Portfolio R$1.137 bi △ 4.3% q/q △ 11.6% y/y Individuals △ 1.2% q/q △ 8.4% y/y Companies △ 6.7% q/q △ 14.1% y/y Over 90 days ratio 4.3% △ 0.1 p.p. q/q △ 0.2 p.p. y/y Insurance Group Recurring Net Income R$2.9 bi 6.7% q/q △ 28.3% y/y ROAE 22.8% ROAE 16.2% 7 Recurring Net Income Statement (1) It covers the following effects: (i) payment of the IR/CS (Income Tax/Social Contribution) debt of the years 2014 and 2015 with the benefits brought by Law No. 14,689/2023, (ii) effects of joining the Comprehensive Transaction Program (PTI) and (iii) other tax provisions. Recurring Net Income Movement in the Quarter | R$ Million (1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Shares. ROAE Quarterly and Year-to-Date Operating Efficiency Ratio / Risk – Adjusted ER R$ million2Q261Q262Q251H261H252Q26 vs. 1Q262Q26 vs. 2Q251H26 vs. 1H25\\ Net Interest Income20,872 20,051 18,044 40,923 35,277 4.115.716.0Client NII20,199 19,498 17,756 39,697 34,527 3.613.815.0Market NII673 553 288 1,226 750 21.7-63.5\\ Expenses with Expanded Loan Loss Provisions(9,985) (9,667) (8,142) (19,652) (15,784) 3.322.624.5\\ NII Net of Provisions10,887 10,384 9,902 21,271 19,493 4.89.99.1\\ Client NII Net of Provisions10,214 9,831 9,614 20,045 18,743 3.96.26.9Income from Insurance, Pension Plans and Capitalization Bonds6,119 6,384 5,650 12,502 10,953 (4.2)8.314.1Fee and Commission Income10,486 10,373 10,307 20,859 20,076 1.11.73.9Operating Expenses(16,436) (16,178) (15,898) (32,614) (30,904) 1.63.45.5Personnel Expenses(7,219) (7,019) (6,852) (14,238) (13,557) 2.85.45.0Other Administrative Expenses(5,896) (5,592) (5,639) (11,488) (10,904) 5.44.65.4Other Income / (Operating Expenses)(3,321) (3,567) (3,407) (6,888) (6,443) (6.9)(2.5)6.9Tax Expenses(2,293) (2,369) (2,289) (4,662) (4,454) (3.2)0.24.7Results derived from investments in controlled companies166 73 132 239 182 -25.831.3\\ Operating Income8,929 8,667 7,804 17,596 15,346 3.014.414.7Non-Operating Income13 5 9 18 74 -44.4(75.7)Income Tax / Social Contribution(1,734) (1,760) (1,638) (3,494) (3,260) (1.5)5.97.2Non-controlling interests in subsidiaries(158) (101) (108) (259) (229) 56.446.313.1\\ Recurring Net Income7,050 6,811 6,067 13,861 11,931 3.516.216.2Non-Recurring Events- (1,781) - (1,781) (62) ---PTI Adherence / Tax Provisions (1)- (1,781) 495 (1,781) 433 ---Labor Contingency- - (495) - (495) --- Book Net Income7,050 5,030 6,067 12,080 11,869 40.216.21.8Variation % 6,811 701 120 7,050 (732) 414 (265) 113 (258) 146 Net Income 1Q26 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 2Q26 ExpandedLLP NetInterest Income ▲821 ▲(318) 16.2 15.8 15.2 14.6 14.7 16.0 15.8 14.8 14.6 14.6 2Q25 3Q 4Q 1Q26 2Q Quarterly Year-to-Date % (1) 49.9 50.1 50.1 46.9 46.5 48.4 49.2 50.0 50.7 51.2 2Q25 3Q 4Q 1Q26 2Q 75.5 75.7 75.7 76.0 76.1 % Quarterly 12-month 12-month risk-adjusted 8 Net Interest Income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. Client NII | R$ Million Expanded Loan Portfolio Mix (%) Change in the Client NII | R$ Million NII growth in 2Q26 was mainly driven by higher average loan volume and spread expansion, especially supported by the positive evolution of the funding margins. These effects offset the impact of a more conservative product / segment mix, which reflects our disciplined underwriting strategy, prioritizing lines with appropriate risk-adjusted returns. We kept the average gross client margin at 9.1% (stable compared to 1Q26 and up 0.3 p.p. compared to 2Q25), showing the resilience of our revenue generation even under a more restrictive credit policy. The average net rate remained stable at 4.5%. Market NII | R$ Billion Market NII reflects the solid risk management and the treasury´s recurring capacity of value generation, supported by both ALM dynamics and solid performance of client-focused trading businesses. R$ % R$ % R$ % \\ Net Interest Income 20,872 20,051 18,044 40,923 35,277 821 4.1 2,828 15.7 5,646 16.0 \\ Client NII (1) 20,199 19,498 17,756 39,697 34,527 701 3.6 2,443 13.8 5,170 15.0 Average Balance 922,443 899,829 832,780 911,136 822,793 346 2.5 1,355 10.8 2,672 10.7 Gross NIM 9.1% 9.1% 8.8% 9.0% 8.6% 355 1,088 2,498 \\ Market NII (2) 673 553 288 1,226 750 120 21.7 385 - 476 63.5 1H26 vs. 1H25 R$ Million 2Q25 1H26 1H25 2Q26 vs. 1Q26 2Q26 vs. 2Q25 2Q26 1Q26 0.6 0.7 0.1 0.1 0.3 2Q25 3Q 4Q 1Q26 2Q 19,498 9,831 10,214 20,199 (9,667) 346 321 (125) 159 (318) 9,985 1Q26 Expenses with Expanded LLP 1Q26 Client NII Net of LLP 1Q26 Average Volume Spread Product / Segment Mix Number of Days Expanded LLP Client NII Net of LLP 2Q26 Expenses with Expanded LLP 2Q26 2Q26 Total Client NII Client NII net of Provision 4.7% 4.8% 4.8% 4.5% 4.5% 8.8% 9.0% 9.0% 9.1% 9.1% Net NIM Annualized Gross NIM Annualized 10,214 9,614 10,051 10,291 9,831 17,756 18,611 19,119 19,498 20,199 2Q25 3Q 4Q 1Q26 2Q △ 3.9% q/q △ 6.2% y/y △ 3.9% q/q 383 △ 3.6% q/q 701 June26 Mar26 June25 June26 vs. June25 \\ Individuals 42.2 43.4 43.4 (1.2) p.p. Real Estate Financing 10.2 10.4 10.9 (0.7) p.p. Payroll-deductible Loans 9.6 9.8 9.8 (0.2) p.p. Credit Card 7.4 7.6 7.5 (0.1) p.p. Personal Loans 6.2 6.5 7.0 (0.8) p.p. Vehicle 4.2 4.2 3.7 0.5 p.p. Rural Loans 3.7 4.0 3.5 0.2 p.p. Other 0.9 0.8 0.9 - \\ Companies 57.8 56.6 56.6 1.2 p.p. Large Companies 34.3 33.2 33.9 0.4 p.p. MSME 23.5 23.4 22.6 0.9 p.p. 9 Funding Sources Total Funds Raised and Managed R$3.7 tri △ 1.6% q/q △ 13.6% y/y Funds Raised △ 1.5% q/q △ 12.2% y/y Funds and Managed Portfolios △ 1.7% q/q △ 15.8% y/y (1) It includes repo operations backed with own securities. Loans vs. Funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Central Bank of Brazil, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). R$ MillionJune26Mar26June25June26 vs. Mar26June26 vs. June25Demand Deposits37,299 37,832 32,199 (1.4) 15.8 Savings Deposits121,286 119,593 127,353 1.4 (4.8) Time Deposits + Debentures (1)618,728 584,762 506,487 5.8 22.2 Borrowings and Onlending83,424 78,324 80,257 6.5 3.9 Funds from Issuance of Securities356,453 343,361 295,879 3.8 20.5 Subordinated Debts55,018 58,626 60,254 (6.2) (8.7) \\ Subtotal1,272,208 1,222,498 1,102,428 4.115.4Obligations for Repurchase Agreements341,301 373,054 316,022 (8.5) 8.0 Working Capital (Own / Managed)136,066 133,332 130,447 2.1 4.3 Foreign Exchange Portfolio173 401 653 (56.9) (73.5) Payment of Taxes and Other Contributions6,014 6,050 6,807 (0.6) (11.6) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds467,328 455,163 425,081 2.7 9.9 \\ Funds raised2,223,090 2,190,498 1,981,437 1.512.2\\ Funds and Managed Portfolios1,514,647 1,489,491 1,308,473 1.715.8\\ Total Funds Raised and Managed3,737,737 3,679,989 3,289,911 1.613.6Variation %R$ MillionJune26Mar26June25June26 vs. Mar26June26 vs. June25\\ Funding vs. InvestmentsDemand Deposits + Sundry Floating43,313 43,882 39,006 (1.3) 11.0 Savings Deposits121,286 119,593 127,353 1.4 (4.8) Time Deposits + Debentures618,728 584,762 506,487 5.8 22.2 Funds from Financial Bills335,458 323,245 285,024 3.8 17.7 \\ Customer Funds (1)1,118,785 1,071,482 957,870 4.4 16.8 (-) Reserve Requirements(122,796) (125,959) (121,476) (2.5) 1.1 (-) Available Funds (Brazil)(12,560) (12,065) (13,046) 4.1 (3.7) \\ Customer Funds Net of Reserve Requirements983,429 933,458 823,348 5.4 19.4 Borrowings and Onlending83,424 78,324 80,257 6.5 3.9 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)119,663 125,425 122,353 (4.6) (2.2) \\ Total Funding (A)1,186,516 1,137,207 1,025,957 4.3 15.6 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)1,004,367 966,133 899,797 4.0 11.6 \\ B / A84.6%85.0%87.7% (0.4) p.p. (3.1) p.p.Variation % 10 Highlights Expanded Loan Portfolio R$1,137 bi △ 11.6% y/y △ 4.3% q/q Individuals R$479.7 bi △ 8.4% y/y △ 1.2% q/q Micro, Small and Medium-Sized Enterprises R$267.5 bi △ 16.1% y/y △ 5.1% q/q Large Corporates R$389.4 bi △ 12.7% y/y △ 7.8% q/q Vehicle – Individuals △ 26.8% y/y △ 4.2% q/q Payroll-Deductible Loans △ 9.3% y/y △ 1.4% q/q Working Capital △ 21.8% y/y △ 4.1% q/q Credit Card △ 10.6% y/y △ 2.0% q/q Private △ 90.1% y/y △ 19.4% q/q Public △ 12.8% y/y △ 2.0% q/q Social Security National Institute (INSS) ▽ 3.2% y/y ▽ 2.5% q/q Rural Loans △ 24.9% y/y △ 9.3% q/q High Income △ 18.9% y/y △ 3.4% q/q Mass-Market △ 5.3% y/y △ 0.9% q/q Real Estate Financing △ 6.5% y/y △ 2.5% q/q Individuals Companies △ 3.8% y/y △ 16.1% y/y △ 1.9% q/q △ 4.8% q/q Expanded Loan Portfolio by Client Profile, Product and Currency R$ millionJune26Mar26June25Quarter12 months\\ Individuals479,710 473,989 442,446 1.2 8.4 Real Estate Financing115,579 113,479 111,303 1.9 3.8 Payroll-deductible Loans108,588 107,133 99,390 1.4 9.3 Credit Card84,417 82,784 76,303 2.0 10.6 Personal Loans70,168 71,079 71,797 (1.3) (2.3) Vehicle48,165 46,227 37,993 4.2 26.8 Rural Loans42,484 43,626 36,123 (2.6) 17.6 Other10,311 9,660 9,535 6.7 8.1 \\ Companies656,930 615,907 575,981 6.7 14.1 Working Capital180,922 173,756 148,577 4.1 21.8 Sureties and Guarantees130,660 122,466 117,705 6.7 11.0 Securities107,148 98,459 90,666 8.8 18.2 Rural Loans56,693 47,109 43,298 20.3 30.9 Foreign Trade Finance51,506 50,414 53,114 2.2 (3.0) Real Estate Financing36,449 34,782 31,404 4.8 16.1 CDC/Leasing 31,613 31,698 30,045 (0.3) 5.2 BNDES/Finame Onlendings26,458 24,774 20,636 6.8 28.2 Other35,482 32,451 40,535 9.3 (12.5) \\ Expanded Loan Portfolio1,136,640 1,089,896 1,018,426 4.3 11.6 Domestic Currency1,023,028 980,682 914,359 4.3 11.9 Foreign Currency113,612 109,214 104,067 4.0 9.2 Variation % 11 Loan Portfolio Real Estate Financing Profile of the Individuals Portfolio Origination 2Q26 R$917 Thousand Average Property Valuation R$558 Thousand Average Financing 60.9% Loan to Value 51.2% Loan to Value (Stock) Payroll-Deductible Loans Market Share 13.9% Total 14.5% Social Security National Institute (INSS) In 12 months 1.7 p.p. Public 3.2 p.p. Private 4.9 p.p. INSS Vehicle Financing Credit Card – Individuals +3.0 p.p In the High-Income segment in 12 months 111.3 112.0 112.7 113.5 115.6 31.4 32.9 35.0 34.8 36.4 142.7 144.9 147.6 148.3 152.0 June25 Sept Dec Mar26 June Individuals Companies Portfolio R$ billion 5,320 3,632 3,172 3,918 6,696 3,226 4,812 2,774 2,178 1,578 8,546 6.692 7,984 5,810 8,274 2Q25 3Q 4Q 1Q26 2Q Borrower Builder Origination R$ million 7,166 6,063 7,065 9,267 16,008 11,543 7,660 14,812 6,974 3,936 20,810 14,725 20,875 14,140 19,944 2Q25 3Q 4Q 1Q26 2Q Borrower Builder Units Financed 7.1% 7.3% 7.5% 8.1% 8.7% 23.1% 20.0% 19,0% 17.8% 16.7% 69.7% 72.7% 73.5% 74.2% 74.6% 99.4 101.9 103.8 107.1 108.6 58.1% 58.8% 59.4% 60.1% 60.7% June25 Sept Dec Mar26 June Digital Channels Branches Correspondent Payroll-Deductible Loans / Personal Loans + Payroll-Deductible Loans Portfolio in R$ billion and breakdown by channel 38.3 40.5 43.4 46.6 48.5 30.1 30.5 31.0 31.9 32.9 68.4 71.0 74.4 78.5 June25 Sept Dec Mar26 June Individuals Companies Portfolio R$ billion 87.9 1.2 10.9 CDC Leasing Finame Distribution of Portfolio June26 -% 2.5% q/q 6.5% y/y 27.7% q/q 3.3% y/y 41.3% q/q 4.3% y/y 3.7% q/q 18.9% y/y Average term: 364 Months 0.6 p.p. q/q 2.6 p.p. y/y 1.4% q/q 9.3% y/y 81.4 0.1 p.p. q/q 42.6% 42.0% 40.8% 39.2% 37.8% 4.2% 4.4% 4.9% 6.3% 7.4% 53.2% 53.6% 54.3% 54.5% 54.9% June25 Sept Dec Mar26 June Public Sector Private Sector Social Security National Institute (INSS) Distribution of the Portfolio by Sector 0.5 p.p. q/q 15.3% Public 7.1% Private 39.2% 39.8% 41.1% 41.6% 42.2% 60.8% 60.2% 58.9% 58.4% 57.8% 76.3 77.6 83.6 82.8 84.4 June25 Sept Dec Mar26 June High-Income Mass-Market Portfolio in R$ billions and Representativeness by Segment 0.3 p.p. q/q 12 Expenses with Expanded Loan Loss Provisions (1) It includes the result with BNDU and others. Expanded Loan Loss Provisions / Expanded Loan Portfolio The total cost of credit stood at 3.5% in 2Q26, reflecting portfolio growth and the higher cost of credit in the retail segment, where the indicator reached 5.9%, offset by lower provisioning expenses in the wholesale segment. It should be noted that the increase in the retail expenses was largely driven by operations linked to emergency programs, due to the dynamics of provisioning versus receiving timelines the honor period of these lines and to the rural loan portfolio. We emphasize that the provisioning levels remains above the formation of new Stage 3 loans throughout the period, in 1H26, the index was 101%. This indicator demonstrates the maintenance of an adequate level of provision to cover balance sheet risks Expanded Loan Loss Provision Mass-Market Wholesale Coverage Ratios and Provision R$ million 2Q26 1Q26 2Q25 1H26 1H25 2Q26 vs. 1Q26 2Q26 vs. 2Q25 1H26 vs. 1H25 Provision Expense with Expected Losses (10,851) (10,503) (8,937) (21,354) (17,316) 3.3 21.4 23.3 Income from Recovering Written Off Loans Net of Discounts Granted (1) 866 836 795 1,702 1,532 3.6 8.9 11.1 \\ Expenses with Expanded Loan Loss Provisions (9,985) (9,667) (8,142) (19,652) (15,784) 3.3 22.6 24.5 Variation % 9.7 10.0 8.6 8.8 8.1 3.5 3.5 3.2 3.3 3.2 2Q25 3Q 4Q 1Q26 2Q Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % Expanded Loan Loss Provision R$ billion 9.6 8.5 8.8 7.9 8.1 2Q25 3Q 4Q 1Q26 2Q R$ billion 5.5% 5.4% 5.3% 5.3% 5.9% 0.4 0.8 0.5 0.3 0.2 2Q25 3Q 4Q 1Q26 2Q R$ billion Loan Loss Provisions / Portfolio (Annualized) 177.8 168.9 166.0 161.0 152.3 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days 58,143 57,200 57,977 58,156 59,313 5.7 5.5 5.3 5.3 5.2 June25 Sept Dec Mar26 June Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio % R$ million 13 Loan Portfolio Indicators The NPL over 90 days showed a slight increase in the quarter, reaching 4.3%, influenced by working capital operations with guarantees, which have specific recovery dynamics, impacting the MSME indicator at 0.4 p.p. The delinquency indicator for Individuals showed a slight increase reaching 5.5%, reflecting the macroeconomic scenario. Representativeness of the Loan Portfolio by Stage In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in Stages 1 and 2 growing 0.7 p.p. and reaching 92.8% of the total. Mix of the Secured and Unsecured Loan Portfolio – % The secured loan portfolio reached 61.0%, growth of 2.5 p.p. in the last 12 months. This increase reflects the portfolio growth strategy with a focus on risk-adjusted profitability. Changes in Loan Portfolio by Stage Note: NPL coverage – new Stage 3 of 101% in 1H26, 105% in 2H25 and 106% in 1H25. Calculation: Loan Loss Provision expense / Changes of Stage 3 before the write-offs. 87.5% 87.8% 88.1% 88.0% 87.3% 4.6% 4.5% 4.6% 4.9% 5.5% 7.9% 7.7% 7.3% 7.1% 7.2% June25 Sept Dec Mar26 June Stage 1 Stage 2 Stage 3 58.5 59.5 59.3 60.8 61.0 41.5 40.5 40.7 39.2 39.0 June25 Sept Dec Mar26 June Secured Unsecured R$ million Loan Portfolio Mar26 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 June26 Stage 1 715,671 - (16,858) (2,586) - 3,107 556 27,402 - 727,292 Stage 2 40,040 (3,107) - (8,568) 16,858 - 1,027 (206) - 46,044 Stage 3 57,401 (556) (1,027) - 2,586 8,568 - 2,417 (9,218) 60,170 \\ Total 813,112 (3,663) (17,885) (11,154) 19,445 11,675 1,583 29,614 (9,218) 833,507 Originated / Settlement Write-off Movement between stages Transfers Arising Delinquency Ratios Over 90 days ratio 4.3% 0.1 p.p. q/q 0.2 p.p. y/y 92.8% In stage 1+2 92.1% In stage 1+2 4.3 4.1 4.1 4.2 4.1 5.4 5.4 5.4 5.5 5.1 4.4 4.0 3.7 3.8 4.3 0.4 0.4 0.3 0.2 0.2 June25 Sept Dec Mar26 June Total Individuals MSMEs Large Corporates Loan Portfolio Overdue more than 90 days -% 14 Loan Portfolio Indicators Restructured Portfolio We continue to maintain strict discipline in relation to loan renegotiations. Over the past 12 months, the restructured portfolio declined by 15% over quarter, the increase is attributable to a specific wholesale client, whose obligations remain current. Excluding this effect, the portfolio would have continued its downward trajectory for another consecutive quarter. Provision levels remain adequate, at approximately twice the balance of loans more than 90 days overdue. In addition, the delinquency in the restructured portfolio fell by7.9 p.p. y/y. We also highlight the reduction of R$5.5 billion (-22%) of the total operations classified as problematic assets compared to June25, combined with the growth of R$1.1 billion (+23%) in cured operations, reinforcing the improvement of the portfolio quality and the effectiveness of the credit recovery strategies adopted. 25.3 22.6 20.2 19.1 19.8 6.4 6.1 5.9 5.7 4.8 30.1 28.3 26.6 25.2 25.7 3.3 3.1 3.1 3.7 4.0 June25 Sept Dec Mar26 June Cured Operations Problematic Asset (Stage 3) Restructured Portfolio / Loan Portfolio Evolution of the Reestructured Portfolio R$ billion % 3.2% q/q 21.9% y/y 1.8% q/q 14.6% y/y 23.1 31.0 31.7 29.8 27.3 June25 Sept Dec Mar26 June Over 90 days / Restructured Portfolio % 56.1 54.4 52.5 52.0 50.0 June25 Sept Dec Mar26 June Provision / Restructured Portfolio % 15 Fee and Commission Income Card Income Card income reached R$4.5 billion in the quarter, representing 43% of total fee and commission income. Highlights • Revenue growth with Cards in both periods, driven by the largest contribution of the High-Income segment, which increased 14% vs. 2Q25 and 16% vs. 1H25. • High-income clients account for about 52% of the total revenue, with a growth of 29% vs. 2Q25. Traded Volume | Credit Cards Checking Account Holders Asset Management Market Share 16.1%(1) Fees from Asset Management reached R$984 million in 2Q26, up 3.5% in the quarter and 10% compared to 2Q25, driven mainly by the expansion of the asset under management, in addition to higher revenue from performance fees in the period. The result reflects Bradesco Asset’s ability to maintain a consistent growth trajectory, supported by investors´confidence, management quality and a diversified portfolio, capable of serving different profiles and market scenarios. We continued to advanced in our internationalization strategy, further strengthening our presence in global markets and deepening the relationship with foreign investors. In July 2026, Bradesco Asset celebrated 25 years of operation, a milestone that reinforces a trajectory based on solidity, consistency, innovation and excellence in asset management. Throughout this journey, we have consolidated our position among the leading asset management companies in Brazil, accumulating important market recognitions, including the award of Best Bank to Invest in Funds. Assets Under Management in Investment Funds and Managed Portfolios (1) (1) Source: Anbima – Global Ranking of Third-Party Asset Management. R$ million 2Q26 1Q26 2Q25 1H26 1H25 2Q26 vs. 1Q26 2Q26 vs. 2Q25 1H26 vs. 1H25 Card Income 4,494 4,444 4,460 8,938 8,778 1.1 0.8 1.8 Checking Account 1,628 1,571 1,677 3,199 3,364 3.6 (2.9) (4.9) Asset Management 984 951 897 1,935 1,761 3.5 9.7 9.9 Consortia 852 845 771 1,697 1,478 0.8 10.5 14.8 Custody and Brokerage Services 617 546 488 1,163 967 13.0 26.4 20.3 Loans Operations 593 637 675 1,230 1,272 (6.9) (12.1) (3.3) Capital Market / Financial Advisory Services 526 589 635 1,115 996 (10.7) (17.2) 11.9 Collections and Payments 414 411 431 825 873 0.7 (3.9) (5.5) Other 378 379 273 757 587 (0.3) 38.5 29.0 \\ Total 10,486 10,373 10,307 20,859 20,076 1.1 1.7 3.9 \\ Business Days 61 61 61 122 122 - - - Variation % 99,514 95,199 102,291 94,849 91,457 2Q25 3Q 4Q 1Q26 2Q R$ million 38.2 37.9 37.7 37.9 38.1 June25 Sept Dec Mar26 June In million 1,515 1,489 1,409 1,376 1,308 June25 Sept Dec Mar26 June In billion △ 4.5% q/q △ 8.8% y/y 16 Fee and Commission Income Consortia Market Share (1) Total 16.9% | Auto 20.2% | Real Estate 11.3% | Trucks, Tractors and Agricultural Implements 16.4% Growth of 14% in revenues compared to 1H25, driven by increased sales in the real estate segment. Highlights in 1H26 • Revenues of R$24.6 billion, higher by R$3.1 billion or 14% vs. 1H25; • Sales of R$1.3 billion for the Agribusiness segment, higher by 71% vs. 1H25; • Real estate consortia with growth in revenue of 28% vs. 1H25; and • Inauguration of 129 groups, 113 of chattels and 16 of real estate, higher by 11% vs. 1H25. Custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as a main provider of services for the financial and capital markets, with R$2.8 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the 11.3% increase in assets under custody in comparison to June25. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. Capital Market / Financial Advisory Services The strong performance in 2Q26 reflects our success in capturing business opportunities across capital markets and M&A operations. We advised on 122 operations, totaling around R$174.2 billion in volume of transactions. Below are the main highlights by segment in 2Q26: Fixed Income (DCM) Advisory and structuring of 110 transactions with a volume of R$163.3 billion. Equities (ECM) Advisory, structuring and distribution of two transactions with a volume of R$3.2 billion. Mergers and Acquisitions (M&A) Advisory for 10 transactions with a volume of R$7.7 billion. 2,807 2,862 2,695 2,601 2,522 June25 Sept Dec Mar26 June R$billion Assets under Custody (1) It considers the products in which Bradesco operates. Reference date: May26. 291 319 355 339 353 145 149 152 154 153 1,178 1,174 1,167 1,141 1,125 1,614 1,641 1,674 1,634 1,631 2Q25 3Q 4Q 1Q26 2Q Real Estate Trucks, Tractors and Agricultural Implements Auto Inthousands Number of Outstanding Consortium Quotas 17 Operating Expenses The resource allocation continues to support growth and the execution of the transformation plan, with investments aimed at technological, operational and business evolution. The discipline in cost management remains a priority, ensuring efficient investments that strengthen productivity, enhance customer experience and generate value over time. (1) It contemplates Maintenance and Conservation of Assets and Rentals; and (2) It includes Water, Electricity and Gas, Travels, Materials, Security and Surveillance. Changes in administrative expenses reflect the advance of our transformation plan, driven by a higher transaction volume and continuous investments in technology, in particular, in data processing and communication. In addition, there are strategic contributions in advertising and publicity, focused on strengthening our brand. On the other hand, we capture important efficiency gains with the ongoing reduction of physical point expenses resulting from the optimization of our footprint. In personnel expenses, the increase in the period is mainly explained by the greater provision for profit sharing, following the improvement in the bank´s profitability. Changes in structural expenses (earnings, charges, benefits and training) reflect the seasonality of the first quarter of the year, as well as adjustment of the footprint and strategic reinforcements in technology, operations and business teams. It is worth noting, however, that the growth of structural expenditure remains lower than the readjustment rates of collective agreements. The other operating expenses net of revenue decreased in the quarter, reflecting lower expenses on civil, labor and tax contingencies and lower expenses/net revenues originating from insurance operations. This reduction was partially offset by the growth in expenses with marketing of cards, in line with the expansion of commercial activity and turnover. Service Network 260 q/q 1,119 y/y 2,168 2,059 2,009 1,938 1,844 682 707 724 706 698 1,978 1,872 1,723 1,565 2,376 4,107 4,744 4,605 4,367 5,226 June25 Sept Dec Mar26 June Branches Business Units Service Centers Retail + Prime: 1,509 Companies & Business: 150 Corporate: 90 Platforms: 95 (1) We have 73 offices of the Principal. R$ million 2Q26 1Q26 2Q25 1H26 1H25 2Q26 vs. 1Q26 2Q26 vs. 2Q25 1H26 vs. 1H25 \\ Personnel Expenses (7,219) (7,019) (6,852) (14,238) (13,557) 2.8 5.4 5.0 Payroll, Social Charges, Benefits and Training (5,814) (5,625) (5,665) (11,439) (11,297) 3.4 2.6 1.3 Management and Employee Profit Sharing (1,282) (1,260) (1,093) (2,542) (2,022) 1.7 17.3 25.7 Terminations Costs (123) (134) (94) (257) (238) (8.2) 30.9 8.0 \\ Total Administrative Expenses (5,896) (5,592) (5,639) (11,488) (10,904) 5.4 4.6 5.4 Data Processing and Communication (1,418) (1,351) (1,122) (2,769) (2,163) 5.0 26.4 28.0 Outsourced Services (1,304) (1,179) (1,371) (2,483) (2,503) 10.6 (4.9) (0.8) Depreciation and Amortization (1,218) (1,195) (1,224) (2,413) (2,442) 1.9 (0.5) (1.2) Facilities (1) (480) (455) (525) (935) (1,038) 5.5 (8.6) (9.9) Advertising and Marketing (452) (421) (369) (873) (745) 7.4 22.5 17.2 Financial System Services (376) (373) (364) (749) (697) 0.8 3.3 7.5 Transportation (155) (138) (163) (293) (338) 12.3 (4.9) (13.3) Other (2) (493) (480) (501) (973) (978) 2.7 (1.6) (0.5) \\ Other Operating Expenses Net of Revenue (3,321) (3,567) (3,407) (6,888) (6,443) (6.9) (2.5) 6.9 Civil, Labor and Tax Contingencies (1,221) (1,342) (1,535) (2,563) (2,666) (9.0) (20.5) (3.9) Expenses with Marketing of Cards (1,078) (1,043) (979) (2,121) (1,899) 3.4 10.1 11.7 Claims (230) (280) (221) (510) (431) (17.9) 3.9 18.4 Other (792) (902) (672) (1,694) (1,448) (12.2) 17.9 17.0 \\ Total Operating Expenses (16,436) (16,178) (15,898) (32,614) (30,904) 1.6 3.4 5.5 Variation % (1) 18 Bradesco Seguros Dynamics of the Insurance Business 1H26 Income from Insurance Premiums, Pension Contributions and Capitalization Bonds R$58.2 bi ▽ 1.7% (1H26/1H25) (Excluding VGBL △ 6.0%) Net Income R$5.7 bi △ 20.4% (1H26/1H25) ROAE 22.1% △ 0.4 p.p. (1H26/1H25) The Grupo Bradesco Seguros posted a net income of R$5.7 billion in 1H26 (+20.4% vs. 1H25), with an ROAE expansion of 0.4 p.p., to 22.1%. In 2Q26, the net income reached R$2.9 billion (+28.3% vs. 2Q25). Income from insurance premiums, pension contributions and capitalization bonds reached R$58.2 billion in 1H26 (+6.0% vs. 1H25, excluding VGBL). Income from insurance, pension plans and capitalization operations increased by 14.1% vs. 1H25, totaling R$12.5 billion, driven by a 12.4% increase in industrial result, reflecting continued claims ratio discipline. In 2Q26, operating income was up by 8.3% vs. 2Q25, totaling R$6.1 billion. The financial result grew by 17.1% vs. 1H25 and 16.7% vs. 2Q25, reinforcing the operational solidity and consistency of earning generating business results. Technical Provisions reached R$467.3 billion, and financial assets totaled R$491.4 billion (+9.9% and +10.2% vs. 1H25, respectively). In 1H26, the Insurance Group returned to society, as indemnities and benefits, R$32 billion (+12.6% vs. 1H25). The performance of the Insurance Group in the quarter reflects the strengthening of its portfolio, mainly in Auto/P&C, supported by a broader offering of higher added value products, in addition to the ongoing investment in technology and innovation. Sales through digital channels totaled R$2.7 billion in 1H26 (+20.3% vs. 1Q25), with approximately 2.7 million items sold. Bradesco Vida e Previdência (Life and Pension) launched the “Individual Educational Insurance”, an innovative solution in the market, designed to support families throughout the different stages of education, from early childhood education to graduation. The new product helps ensure the continuity of studies in cases of unforeseen events that may compromise the income of the primary breadwinner. The company also expanded to R$12 million the limit of insured capital of the “Vida Viva” insurance for clients aged 60 an above and improved the customer journeys of the loan protection and business insurance products. In private pension plan, we continued the innovation and diversification strategies, through the expansion of our PGBL and VGBL product offering to address specific demands, including two new global diversification funds. In the Auto segment, the “Bradesco Seguro Auto One”, designed for high-value vehicles and initially offered to Bradesco Principal clients, was rolled out nationally, reinforcing the Bradesco Seguros´premium portfolio. In May, the company started a new phase of its regional business strategy, with a road show agenda in Brazil, focused on strengthening the partnership with brokers. Bradesco Capitalização (Capitalization) posted an expansion of 18% in revenues from partnerships and 10% in revenues from digital channels (2Q26 vs. 2Q25). In the context of Bradsaúde, Bradesco Saúde (Health) announced, in April, the launch of the Efetivo Plus plan in the State of Paraná. With national coverage, the product serves companies of different sizes, starting at three lives, combining quality healthcare service, wide coverage and an attractive cost-benefit ratio. The company also launched Bradesco Saúde Regional Noroeste Paulista, focused mainly on the SPG segment (from 3 to 199 lives), but also available to the Empresarial segment (over 200 lives). In May, Bradsaúde (SAUD3), Brazil´s most comprehensive healthcare ecosystem in Brazil, became part of B3´s Novo Mercado, . Upon its debut the company was included in the Corporate Sustainability Index (ISE), the Dividend Index (IDIV) and in the IBrX 100, underscoring investor confidence in its governance standards, ESG practice and long-term value creation potential. The network of clinics Meu Doutor Novamed made available to the general public the Itapeva unit, located in the building of the Grupo Bradesco Seguros, in the Avenida Paulista region, in the State of São Paulo. It is the 40th clinic in operation, added to the 22 units open to the public and the 17 in the in-company model standing out for operating in both formats. With regard to Atlântica D’Or, a partnership between Rede D’Or and Atlântica Hospitais e Participações, announced the implementation of a new hospital in São Conrado, in Rio de Janeiro’s South Zone, with an estimated 180 beds. In addition, Grupo Santa, in which Atlântica Hospitais have a 20% corporate share, arrived in the State of São Paulo with the inauguration of the Hospital Santa Lúcia Bauru, focused on high complexity, with more than 170 beds and a complete line of healthcare that integrates the ER and more than 40 medical specialties, as well as different areas of healthcare. 19 Bradesco Seguros Insurance Net Income Statement (1) The shareholders’ equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$24.7 billion in June26 and R$23.6 billion in Mar26. Note: In May26, the Adjusted Shareholders’ Equity (ASE) of regulated companies totaled R$16.5 billion and the Minimum Capital Required (MCR) totaled R$13.9 billion. In Mar26, the ASE of regulated companies totaled R$16.0 billion and the MCR totaled R$13.7 billion. Income from Insurance, Pension Plans and Capitalization Bonds | +14.1% vs. 1H25 Net Income and ROAE The income from Insurance, Pension Plans and Capitalization operations increased by 14.1% in the annual comparison, driven by a 12.4% increase in industrial result, reflecting the claims ratio discipline and a 17.1% increase in the financial result. This performance reinforces the business’operational robustness and consistency in earnings generation. Performance 1H26 vs 1H25 Premiums Earned Claims Ratio Commission Ratio Financial Income Life and Pension Plans Health Capitalization Bonds - - Property & Casualty and Others The income from insurance premiums, pension contributions and capitalization bonds in the digital channels totaled R$3.5 billion in the first half of the year, an evolution of 16.5% compared to 1H25. R$ million2Q261Q262Q251H261H252Q26 vs. 1Q262Q26 vs. 2Q251H26 vs. 1H25\\ Income StatementPremiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income19,691 18,652 18,099 38,343 35,253 5.6 8.8 8.8 Retained Claims(13,276) (12,102) (11,781) (25,378) (22,853) 9.7 12.7 11.0 Capitalization Bond Draws and Redemptions(1,285) (1,143) (1,647) (2,428) (3,167) 12.4 (22.0) (23.3) Commission Expenses(1,390) (1,325) (1,059) (2,715) (2,277) 4.9 31.3 19.2 Financial Results2,379 2,301 2,038 4,680 3,997 3.4 16.7 17.1 \\ Income from Insurance, Pension Plans and Capitalization Bonds6,119 6,384 5,650 12,502 10,953 (4.2) 8.3 14.1 Fee and Commission Income543 533 489 1,076 968 1.9 11.0 11.2 Personnel Expenses(787) (699) (671) (1,486) (1,280) 12.6 17.3 16.1 Other Administrative Expenses(572) (511) (518) (1,083) (1,041) 11.9 10.4 4.0 Others(653) (1,111) (931) (1,764) (1,457) (41.2) (29.9) 21.1 \\ Operating Income4,650 4,595 4,019 9,245 8,143 1.2 15.7 13.5 Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries(1,706) (1,835) (1,725) (3,541) (3,406) (7.0) (1.1) 4.0 \\ Net Income2,944 2,760 2,294 5,704 4,737 6.7 28.3 20.4 Life and Pension Plans1,042 1,098 989 2,140 2,028 (5.1) 5.4 5.5 Health1,069 1,220 828 2,289 1,742 (12.4) 29.1 31.4 Capitalization Bonds170 161 185 331 380 5.6 (8.1) (12.9) Property & Casualty and Others663 281 292 944 587 --60.8 \\ Selected Asset DataTotal Assets533,781 524,056 483,416 533,781 483,416 1.9 10.4 10.4 Securities491,440 482,763 445,974 491,440 445,974 1.8 10.2 10.2 Technical Provisions467,328 455,163 425,081 467,328 425,081 2.7 9.9 9.9 Shareholder's Equity (1)50,801 49,521 42,672 50,801 42,672 2.6 19.0 19.0 Variation% 185 198 183 161 170 1,220 1,069 828 883 751 281 663 417 602 292 1,042 1,267 1,098 1,033 989 2,944 2,803 2,760 2,531 2,294 21.6 22.8 24.3 21.4 22.4 2Q25 3Q 4Q 1Q26 2Q Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quarterly R$ million % 20 Bradesco Seguros Income from Insurance Premiums, Pension Contributions and Capitalization Bonds and Insurance Operating Income Retained Claims Income from Insurance, Pension Plans and Capitalization Operations The income from Insurance, Pension Plans and Capitalization operations advanced 14.1% compared to 1H25, reflecting the solid performance of the industrial result (+12.4%), sustained by the stability of the claims ratio, especially in Property & Casualty and Life, combined with the strong growth of the financial result (+17.1%). 1,894 1,977 1,800 1,323 1,484 12,398 12,933 13,244 13,251 13,965 2,571 2,609 2,577 2,390 2,616 12,331 12,108 12,076 11,560 11,595 29,194 29,627 29,697 28,524 29,660 4.1 4.3 4.3 4.2 4.6 2Q25 3Q 4Q 1Q26 2Q Life/PA/VGBL/PGBL/Traditional Auto/P&C Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 25,378 12,102 48,382 35,338 22,853 71.3 69.8 71.3 71.8 72.5 6M25 9M25 12M25 3M26 6M26 Retained Claims Claims R$ million % 4,083 3,740 3,612 3,597 3,369 2,301 2,379 2,038 2,109 2,280 6,384 6,119 5,650 5,706 5,649 2Q25 3Q 4Q 1Q26 2Q Financial Results Operating Income R$ million Revenue and Administrative Efficiency Ratio 21 Bradesco Seguros Technical Provisions and Insurance Activity Indicators Technical Provisions Technical provisions totaled R$467.3 billion in June 2026, with an increase of 9.9% in 12 months with emphasis on higher provisions in the “Life and Pension Plans” and “Health” segments and of 2.7% in the quarter. Performance Ratios – Combined Ratio / Claims Ratio / Commission Ratio (1) Excluding additional reserves. 425,081 435,244 445,994 455,163 467,328 385,151 394,637 404,685 413,868 425,754 22,346 22,855 23,320 23,186 23,455 10,033 10,147 10,267 10,375 10,371 7,551 7,605 7,722 7,734 7,748 June25 Sept Dec Mar26 June Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 92.5 94.0 93.0 90.6 89.5 94.5 90.1 97.8 94.0 94.2 56.1 54.5 50.0 51.0 50.5 85.2 82.2 84.8 84.4 85.1 2Q25 3Q 4Q 1Q26 2Q Combined Ratio Auto/RE Health Life Total % 58.7 56.8 59.1 58.8 60.8 79.1 82.9 86.1 82.1 83.7 28.4 29.9 28.1 30.9 26.5 19.7 27.2 24.3 21.0 27.9 69.8 72.7 71.7 72.8 74.3 2Q25 3Q 4Q 1Q26 2Q Claims Ratio Auto/Optional Third-Party Liability Health Life/Personal Accidents Property & Casualty Total % 17.2 17.5 17.5 17.8 17.7 4.0 3.9 4.4 4.1 4.3 21.5 22.6 18.4 18.2 20.1 19.2 18.6 19.1 19.3 18.5 7.6 7.5 7.5 7.5 7.3 2Q25 3Q 4Q 1Q26 2Q Comission Ratio Auto/Optional Third-Party Liability Health Life/Personal Accidents Property & Casualty Total % (1) 22 Bradesco Seguros Additional Information Number of Contracts / Clients - Bradesco Vida e Previdência Number of Policyholders of Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos Number of Auto/P&C Policyholders Number of Clients | Capitalization Bonds 24,432 24,349 24,480 24,440 24,164 3,213 3,222 3,193 3,205 3,193 27,645 27,571 27,673 27,645 27,357 June25 Sept Dec Mar26 June Pension Plans and VGBL Participants Insurance Contracts - Life, Personal Accidents, and Loss of Income In thousand 3,672 3,748 3,823 3,877 3,977 102 101 100 99 99 3,774 3,849 3,923 3,976 June25 Sept Dec Mar26 June Individual Health Plans Company Health Plans In thousand 1,641 1,565 1,676 1,675 1,673 1,712 1,728 1,757 1,747 1,724 3,353 3,293 3,433 3,422 3,397 June25 Sept Dec Mar26 June P&C Auto/Optional Third-Party Liability Inmillion 3,072 3,035 3,190 3,208 3,159 June25 Sept Dec Mar26 June In thousands 4,076 23 Basel Total Ratio 15.5% Tier I Ratio 12.8% Common Equity Ratio 11.3% (1) Proposed capital increase of up to R$10 billion; and (2) Pending approval by the regulatory authorities. 10.2 11.3 12.9 13.8 13.6 1.8 0.6 (0.4) (0.2) (0.3) 1.1 1.5 0.9 1.4 12.0 1.5 12.8 15.1 Mar26 Net Income Remuneration to the Shareholders Prudential Adjustments / Others Risk-Weighted Assets Bradsaúde Benefit June26 Capital Increase Proposal Additional Bradsaúde Benefit Pro forma Common Equity Addition Capital Changes in the Tier I Ratio in the Quarter Regulatory Limits % 9,50 % Tier I 8,00 % Common Equity Basel IIIIn R$ millionJune26Mar26June25\\ Calculation BasisRegulatory Capital185,665 171,771 162,761 Tier I153,331 137,988 136,588 Common Equity134,657 117,010 116,302 Shareholders' Equity175,230 173,549 167,312 Non-Controlling/Other1,891 1,874 2,318 Initial Adoption 4,966 (CMN Resolution 5,199/24)1,495 1,495 2,242 Prudential Adjustments(43,958) (59,909) (55,571) Additional Capital18,674 20,978 20,286 Tier II32,334 33,783 26,173 \\ Risk-Weighted Assets (RWA)1,193,429 1,152,479 1,048,936 Credit Risk1,027,578 985,898 913,713 Market Risk28,732 29,462 22,100 Operational Risk137,119 137,119 113,123 \\ Total Ratio15.5%14.9%15.5%Tier I Capital12.8%12.0%13.0% Common Equity11.3%10.2%11.1% Additional Capital1.5%1.8%1.9%Tier II Capital2.7%2.9%2.5%Prudential Conglomerate (1) (2) 24 Guidance, Indicators & Economic Perspectives Annual Guidance Indicators Economic Perspectives Expanded Loan Portfolio8.5% to 10.5%NII Net of Provisions(Net Interest Income - Expanded Loan Loss Provisions)R$42 bi to R$48 biFee and Commission Income3% to 5%Operating Expenses(Personnel + Administrative + Other)6% to 8%Income from Insurance, Pension Plans and Capitalization Bonds6% to 8%Percentage Variations and Figures for the Year 20262Q261Q262Q251H261H25Interbank Deposit Certificate (CDI) - %3.21 3.41 3.33 6.73 6.42 Ibovespa - %(8.24) 16.35 6.60 6.76 15.44 USD – Commercial Rate - %(0.82) (5.14) (4.97) (5.92) (11.87) General Market Price Index (IGP-M) - %3.07 0.20 (1.92) 3.27 (0.96) Extended Consumer Price Index (IPCA) - %1.42 1.92 0.90 3.36 2.96 Business Days (#)61 61 61 122 122 Calendar Days (#)91 90 91 181 181 \\ Indicators (Closing Rate)USD – Commercial Rate (R$)5.1766 5.2194 5.4571 5.1766 5.4571 CDS 5 years (Points)125 140 149 125 149 Selic - Base Interest Rate (% p.a.)14.25 14.75 15.00 14.25 15.00 BM&F Fixed Rate (% p.a.)14.11 13.99 14.69 14.11 14.69%20262027USD - Commercial Rate (year-end) - R$5.00 5.20 Extended Consumer Price Index (IPCA)5.3 4.1 General Market Price Index (IGP-M)4.5 3.9 Selic (year-end)13.75 11.00 Gross Domestic Product (PIB)2.0 1.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 6, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.